FEE WAIVER AND EXPENSE LIMITATION AGREEMENT

FEE WAIVER AND EXPENSE LIMITATION AGREEMENT, made as of the 19th day of September, 2023, between Allianz Variable Insurance Products Fund of Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Exhibit A (the “Funds”), and Allianz Investment Management LLC, a Minnesota limited liability company (“AIM”).

WHEREAS, AIM has entered into an Investment Management Agreement with the Trust, on behalf of the Funds, pursuant to which AIM provides investment management services for the Funds, and for which AIM is compensated based on the average net assets of the Funds; and

WHEREAS, the Trust and AIM have determined that it is appropriate and in the best interests of the Funds and their shareholders to limit the expenses of the Funds.

NOW, THEREFORE, the parties hereto agree as follows:

1.

Fee Waiver and Expense Limitation. AIM agrees to waive all or a portion of its management fee and assume certain other expenses of each Fund (excluding (i) brokerage expenses (including any costs incidental to transactions in portfolio securities or instruments), (ii) acquired fund fees and expenses, (iii) taxes, (iv) interest (including borrowing costs and dividend expenses on securities sold short and overdraft charges), (v) litigation expenses (including litigation to which the Trust or a Fund may be a party and indemnification of the Trustees and officers with respect thereto), and (vi) other extraordinary or non-routine expenses (including expenses arising from mergers, acquisitions or similar transactions involving any Fund)) (“Fund Expenses”) to the extent necessary to limit the Fund Expenses of each Fund, on an annualized basis, to the rate set forth on Exhibit A as a percentage of the respective Fund’s average net assets (the “Expense Limitation Amount”).

2.

Duty to Reimburse AIM. If, at any time, the Fund Expenses are less than the applicable Expense Limitation Amount of a Fund, the Trust, on behalf of the Fund, shall reimburse AIM for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Fund Expenses for such Fund to exceed (i) the Expense Limitation Amount then in effect or (ii) the Expense Limitation Amount in effect at the time the fees and/or expenses subject to reimbursement were waived and/or assumed by AIM; provided, however, that such reimbursement shall only be made for a period of three years following the end of the month in which the waiver or assumption was made.

3.	Assignment. No assignment of this Agreement shall be made by AIM without the prior consent of the Trust.

4.

Duration and Termination. This Agreement shall begin on May 1, 2024, and shall continue in effect until April 30, 2025, and shall continue in effect from year to year thereafter, unless and until the Trust or AIM notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between AIM and the Trust, on behalf of the Fund, or in the event of merger, reorganization or liquidation of the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Allianz Investment Management LLC		Allianz Variable Insurance Products Fund of Funds Trust

By:	/s/ Brian Muench	By:	/s/ Mike Tanski
	Name: Brian Muench		Name: Mike Tanski
	Title: President		Title: VP, Operations

Exhibit A

Fund	Expense Limitation Amount
AZL Balanced Index Strategy Fund	0.20%
AZL DFA Multi-Strategy Fund	0.20%
AZL MVP Balanced Index Strategy Fund	0.20%
AZL MVP DFA Multi-Strategy Fund	0.15%
AZL MVP Fidelity Institutional Asset Management® Multi- Strategy Fund	0.15%
AZL MVP Global Balanced Index Strategy Fund	0.15%
AZL MVP Growth Index Strategy Fund	0.20%
AZL MVP Moderate Index Strategy Fund	0.15%
AZL MVP T. Rowe Price Capital Appreciation Plus Fund	0.15%

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